Exhibit 21.1

State or Other
Jurisdiction of
Incorporation or
Name of Entity	Organization
Interlink Electronics Asia Pacific Limited	Hong Kong
Interlink Electronics (China) Co. Ltd.	China
Interlink Electronics Singapore Private Limited	Singapore
IE Sensors, Inc.	Nevada
Interlink Electronics Limited	United Kingdom
Calman Technology Limited	United Kingdom
Conductive Transfers International Limited	United Kingdom